Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Life Storage, Inc. and Life Storage LP for the registration of common stock, preferred stock, warrants, units and guarantees of Life Storage, Inc. and debt securities of Life Storage LP and to the incorporation by reference therein of our reports dated February 23, 2021, with respect to the consolidated financial statements and schedule of Life Storage, Inc. and Life Storage LP, and the effectiveness of internal control over financial reporting of Life Storage, Inc. and Life Storage LP, included in Life Storage, Inc.’s and Life Storage LP’s combined Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Buffalo, New York

June 11, 2021